UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

(Amendment No. 1)

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Subject Company)

LIFE PARTNERS POSITION HOLDER TRUST
LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

(Name of Persons Filing Statement)

Position Holder Trust Interests
IRA Partnership Interests

(Title of Class of Securities)

None

(CUSIP Number of Class of Securities)

Michael J. Quilling

Trustee of Life Partners Position Holder Trust
Manager of Life Partners IRA Holder Partnership, LLC
2001 Ross Avenue, Suite 3600
Dallas, Texas 75201

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person(s) Filing Statement)

Copy to:

Michael Francis
Akerman LLP
350 East Las Olas Boulevard, Suite 1600
Fort Lauderdale, Florida 33301

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

TABLE OF CONTENTS

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This Amendment No. 1 (“Amendment No. 1”) amends and supplements Item 1, Item 2, Item 3, Item 4 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Position Holder Trust” or the “Trust”) and (ii) Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (“IRA Partnership” or “Partnership”) with the Securities and Exchange Commission on November 13, 2018 (including Amendment No. 1 and the documents annexed thereto or incorporated therein the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer (the “Offer”) submitted to holders of Trust Interests and Partnership Interests by Life Settlement Liquidity Option, LLC, a Delaware limited liability company (the “Anchorage Offeror”) and CFunds Life Settlement, LLC, a Delaware limited liability company (the “Contrarian Offeror,” and, together with the Anchorage Offeror, the “Offerors”), to purchase up to 105,989,695 of the outstanding Trust Interests and up to 165,155,385 of the outstanding Partnership Interests, as disclosed in a Tender Offer Statement on Schedule TO filed by the Anchorage Offeror with the Securities and Exchange Commission (“SEC”) on November 13, 2018, as amended by the Amendment No. 1 to the Schedule TO filed on December 17, 2018, and the Amendment No. 2 to the Schedule TO filed on December 20, 2018 (collectively and with all exhibits, as amended, the “Schedule TO”).

Except as amended below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 1. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 1. Subject Company Information.

The information under “Item 1. Subject Company Information.” on page 1 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

The names of the subject companies are (i) Life Partners Position Holder Trust, a trust organized under the laws of the State of Texas (the “Position Holder Trust” or the “Trust”) and (ii) Life Partners IRA Holder Partnership, LLC, a Texas limited liability company (“IRA Partnership” or “Partnership,” and together with the Trust, the “Successor Entities”). The principal executive offices of the Trust and the Partnership are located at 2001 Ross Avenue, Suite 3600, Dallas, Texas, and the telephone number at that address is (214) 698-7893. The management and affairs of the Trust are conducted by a trustee, and the management and affairs of the Partnership are conducted by a manager. Mr. Michael J. Quilling is both the trustee of the Trust and the manager of the Partnership. The class of securities to which this Schedule 14D-9 relates are position holder trust interests (the “Trust Interests”) of Life Partners Position Holder Trust and the partnership interests (the “Partnership Interests”) of Life Partners IRA Holder Partnership, LLC. The Trust Interests are represented by units of beneficial interest in the Trust. The Partnership Interests are represented by units of the Partnership. The Trust Interests and the Partnership Interests are sometimes together referred to as the “Interests.” As of September 30, 2018, there were 1,227,809,087 Trust Interests outstanding and 747,862,666 Partnership Interests outstanding.

Item 2. Identity and Background of the Filing Person.

The information under “Item 2. Identity and Background of the Filing Person.” on page 1 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

The Trust and the Partnership are the persons filing this Schedule 14D-9. This is the response of the Trust and Partnership to the tender offer (the “Offer”) submitted to holders of Trust Interests and Partnership Interests by Life Settlement Liquidity Option, LLC, a Delaware limited liability company (the “Anchorage Offeror”) and CFunds Life Settlement, LLC, a Delaware limited liability company (the “Contrarian Offeror,” and, together with the Anchorage Offeror, the “Offerors”), to purchase up to 105,989,695 of the outstanding Trust Interests and up to 165,155,385 of the outstanding Partnership Interests, as disclosed in the Schedule TO.

The Anchorage Offeror was formed for the purpose of acquiring the Interests in this Offer. The Anchorage Offeror is a Delaware limited liability company that serves as an investment vehicle and, to date, has engaged in no activities other than those incident to its formation and the Offer. Anchorage Illiquid Opportunities Master VI (B), L.P., a Cayman Islands exempted limited partnership (“Anchorage Parent”), is an investment fund and the sole member of Offeror. Anchorage Capital Group, L.L.C. (“ACG”), an investment adviser registered with the SEC, is a Delaware limited liability company and is the investment manager of Anchorage Parent and the Anchorage Offeror. Anchorage IO GP VI, L.L.C., a Delaware limited liability company (“AIO GP VI”), is the general partner of Anchorage Parent.

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The business address of ACG is 610 Broadway, 6th Floor, New York, New York 10012, and the business address of the Anchorage Offeror and AIO GP VI is c/o Anchorage Capital Group, L.L.C., 610 Broadway, 6th Floor, New York, New York 10012. The telephone number there is (212) 432-4600. The business address of Anchorage Parent is Cayman Corporate Centre, 27 Hospital Road, George Town, Grand Cayman KY1-9008, Cayman Islands, and the telephone number there is (345) 814-7600.

On December 17, 2018, the Anchorage Offeror extended the expiration date of the Offer to December 20, 2018 at 5:00 p.m. New York City time, unless further extended or withdrawn, in an amendment to its Schedule TO.

The Contrarian Offeror was formed for the purpose of acquiring the Interests in this Offer. The Contrarian Offeror is a Delaware limited liability company that serves as an investment vehicle and, to date, has engaged in no activities other than those incident to its formation and the Offer. Contrarian Funds, L.L.C. (“Contrarian Parent”) is a Delaware limited liability company and sole member of the Contrarian Offeror. Contrarian Capital Management, L.L.C. (“CCM”) is a Delaware limited liability company that is an SEC registered investment advisor and manager of the Contrarian Parent.

The business address of CCM is 411 West Putnam Ave., Suite 425, Greenwich, Connecticut 06830 and the business address of the Contrarian Offeror and Contrarian Parent is c/o Contrarian Capital Management, L.L.C., 411 West Putnam Ave., Suite 425, Greenwich, Connecticut 06830. The telephone number there is (203) 862-8200.

On December 20, 2018, the Contrarian Offeror joined the Anchorage Offeror in making the Offer; the expiration date for the Offer was extended to January 18, 2019 at 5:00 p.m. New York City time; the offer price was increased to $0.16 per Interest from $0.133 per Interest (in each case, subject to certain deductions); the maximum size of the Offer was reduced to 105,989,695 Trust Interests from 150,375,940 Trust Interests and to 165,155,385 Partnership Interests from 225,563,901 Partnership Interests; and the Offer was amended so that Interest holders may tender their Interests by fax, email or over the Internet.

Item 3. Past Contracts, Transactions, Negotiations and Agreements.

The information under “Item 3. Past Contracts, Transactions, Negotiations and Agreements.” on page 1 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

On November 13, 2018, the Trust and Partnership entered into a Notice of Assignment and Assumption, and Indemnity Agreement with the Anchorage Offeror. On December 20, 2018, the Trust and Partnership entered into an Amended and Restated Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement (“Assignee Agreement”) with the Offerors. The Assignee Agreement is a modified version of the Notice of Assignment that we require all transferring parties to execute. The Assignee Agreement is intended to enforce the transfer restrictions set forth in the Plan Documents by requiring (i) both sides of transfer to verify they have complied with Plan and all applicable law in completing the transfer; (ii) the assignee to affirmatively agree to be bound by the transfer restrictions; (iii) the assignee to affirmatively acknowledge each of the transfer restrictions; (iv) the assignee to agree to hold the securities for at least one year; (v) any entity assignees to agree to limits on its ability to engage in change of control transactions; and (vi) indemnifications in favor of the Successor Entities, the Trust board members, the trustee, the manager, counsel to the Trust and the Partnership, Vida Capital, Inc., Magna Servicing LLC and their respective affiliates and the respective attorneys, agents, representatives, contractors and services from and against any and all claims, losses, liabilities, costs, expenses, obligations and damages, including reasonable attorneys’ fees and disbursements under certain circumstances. In exchange for all of the representations, warranties, and covenants by the parties, the Successor Entities agree to process the transfer in accordance with the Plan and to record the assignment of the Interests acquired in the Offer to each of the Anchorage Offeror and the Contrarian Offeror as they direct in accordance with their agreed upon allocations. Other than the rights and obligations attendant to the matters described above, the Assignee Agreement will have no impact on the Successor Entities upon consummation of the Offer. Other than the Assignee Agreement, the Assignment Form for Position Trust Interests, and the Assignment Form for IRA Partnership Interests, there are no material agreements, arrangements or understandings between the Trust, the Partnership or their affiliates and Anchorage Offeror, Contrarian Offeror, Anchorage Parent, Contrarian Parent, ACG, CCM or their affiliates.

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Item 4. The Solicitation or Recommendation.

The information under “Item 4. The Solicitation or Recommendation.” on page 2 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

The Trust and the Partnership express no opinion and are remaining neutral toward the Offer.

Although the Successor Entities will ultimately liquidate, the liquidation will not be by sale of the Trust’s portfolio of life insurance policies but rather by allowing those policies to mature; a process that will take a significant amount of time. The Plan provides that the Trust has a base term of ten years and four additional five-year renewals for a total potential life of 30 years. Accordingly, the Trust has not considered a traditional liquidation by sale.

Moreover, such a liquidation would be practically impossible. The Plan allowed certain creditors (“Continuing Fractional Holders”) to continue to hold beneficial interests in particular policies. As a result, the Trust and the Continuing Fractional Holders share the beneficial ownership in more than 80% of the insurance policies held by the Trust. Even if the Plan contemplated a more traditional liquidation strategy, the shared beneficial ownership would make it impossible to sell the Trust’s interest in the policies. Accordingly, the value of the Successor Entities’ Interests is determined by the present value of the expected stream of income over the life of the Trust rather than an estimated sale price for its assets.

It is difficult to determine currently the stream of income the Trust’s portfolio may generate or reasonably determine whether that stream of income is presently worth more or less than the current book value of the Successor Entities. The factors in such a calculation include:

•	The timing of maturities. As a general matter, the Trust has to pay premiums on policies until they mature. The longer the insured lives, the more premiums the Trust has to pay.

•	The date of each potential distribution. The Trust will make periodic distributions to its Interest holders (including the Partnership) when its available cash exceeds the amount of its required reserves. At present, the Trust does not know the timing or size of its first distribution much less any future distributions.

•	Defaults by Continuing Fractional Holders on their obligation to pay premiums. Under the Plan, Continuing Fractional Holders are obligated to pay their share of the premiums due on the policies in which they hold an interest. If they fail to do so, they are deemed to have contributed their interest in the policy in exchange for Interests in the Trust. The exact number of Interests to be issued is determined by a formula contained in the Plan, which depends upon factors that cannot be known until the date of each premium payment default. Because of defaults, the Trust’s share of the portfolio will increase along with the number of its Interests outstanding. The Trust does not know how many defaults will occur, when they will occur or the number of Interests to be issued to defaulting Continuing Fractional Holders. Thus, the Trust does not know either the size of the Trust’s portion of the portfolio going forward or the share that each Trust Interest holds in the Trust’s portion.

Given the foregoing and given that neither the Trust Interests nor the Partnership Interests are listed or traded on any exchange or any over-the counter-trading platform and otherwise there is no ready market for the Interests, the Successor Entities cannot provide Interest holders an appropriate basis for making a recommendation to accept or reject the Offer and therefore remain neutral and express no opinion as to whether Interest holders should accept or reject either Offer. Interest holders should read the entire Schedule TO, as amended, and consult with their financial, tax, legal, and other professional advisors before deciding whether to accept or reject the Offer.

The Successor Entities also note for the information of the Interest holders, that the Offerors have offered to purchase up to 105,989,695 of the Trust’s outstanding Interests and up to 165,155,385 of the Partnership’s outstanding Interests. As of December 21, 2018, the Trust has 1,233,355,533 Interests issued and outstanding, of which the Partnership holds 747,775,628 Interests and the remaining 485,579,905 are held by non-Partnership Interest holders. Further, the Partnership has 747,775,628 Interests issued and outstanding. If the Offer is fully subscribed, the Offerors will own approximately 21.83% of the Trust’s Interests that are not held by the Partnership, and 22.09% of the Partnership’s outstanding Interests. Because the Interests have limited voting rights providing only, with respect to the Partnership, that Partnership Interest holders may, upon the vote of 75% of such holders, remove the Partnership manager, and no other rights with respect to the control or operation of the Successor Entities, we do not believe there will be a significant impact on the Successor Entities as a result of the change in beneficial ownership of the Interests.

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Item 9. Exhibits.

The information under “Item 9. Exhibits.” on page 2 of the Schedule 14D-9 is hereby amended and restated in its entirety as follows:

Exhibit No.	Description
(e)(1)	Amended and Restated Assignee’s Notice of Assignment and Assumption, and Indemnity Agreement - Tender Offer, dated December 20, 2018, by and among Life Settlement Liquidity Option, LLC, CFunds Life Settlement, LLC and Life Partners Position Holder Trust and Life Partners IRA Holder Partnership, LLC (incorporated by reference to Exhibit (d)(1) of the Schedule TO).
(e)(2)	Assignment Form for Position Holder Trust Interests (Revised) (incorporated by reference to Exhibit (a)(1)(B) of the Schedule TO)
(e)(3)	Assignment Form for IRA Partnership Interests (Revised) (incorporated by reference to Exhibit (a)(1)(C) of the Schedule TO)

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SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

LIFE PARTNERS POSITION HOLDER TRUST
Dated: December 27, 2018
	By:	/s/ Michael J. Quilling
Michael J. Quilling, Trustee

LIFE PARTNERS IRA HOLDER PARTNERSHIP, LLC

By:	/s/ Michael J. Quilling
Michael J. Quilling, Manager

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